March 27, 2009
Mark Kronforst
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Phoenix Technologies Ltd. Form 10-K for the Fiscal Year Ended September 30, 2008 SEC File No. 000-17111
Dear Mr. Kronforst:
We submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), received by letter dated February 27, 2009 via facsimile, relating to Phoenix Technologies Ltd.’s (“Phoenix”) Form 10-K for the fiscal year ended September 30, 2008 (File No. 000-17111).
     We acknowledge that:
•	Phoenix is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Phoenix may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Set forth below are the Staff’s comments followed by our responses, which are numbered to correspond with the numbers set forth in the Staff’s comment letter.
Form 10-K for the Fiscal Year Ended September 30, 2008
General
Comment:
1.	We are in receipt of your amended application for confidential treatment dated February 4, 2009 (Internal CF No. 22906) for portions of certain agreements filed as exhibits to your Form 10-K. We will transmit any comments we may have on your amended application under separate cover. Please be advised that all comments relating to the pending confidential treatment request must be resolved before we can conclude our review of your Form 10-K.

Response:
We understand that all comments relating to the pending confidential treatment request must be resolved before the Staff can conclude its review of our Form 10-K.
Item 1. Business, Page 4
Comment:
2.	We note that you addressed your revenues by geographic area by including a cross-reference to Note 8 to the consolidated financial statements. In future filings, please ensure that the cross-referenced information fully addresses the requirements of Item 101(d) of Regulation S-K. Specifically, please clarify in future filings what portion of North American revenues constitutes attributed to the United States, your country of domicile, and disclose the total revenues from external customers attributed to all foreign countries.
Response:
We note the Staff’s comments and will provide the cross-referenced information in a manner so as to fully address the requirements of Item 101(d) of Regulation S-K in our next Form 10-Q for the quarter ending March 31, 2009. Our disclosure will specifically include the portion of North American revenues from external customers attributed to the United States and the total amount of revenues from external customers attributed to all foreign countries, including the basis used for attribution of such revenues.
Comment:
3.	We note your statement in Management’s Discussion and Analysis on page 26 that your total order backlog increased by 99%. Please tell us why you did not include a discussion of your backlog, including seasonal or other material aspects of the backlog, in the business section pursuant to Item 101(c)(1)(viii) of Regulations S-K.
Response:
As noted by the Staff, we include a discussion on our order backlog on page 26 of the Management’s Discussion and Analysis (“MD&A”) section of our Form 10-K. However, due to an oversight, we neither included a discussion of our backlog and its seasonal and other material aspects in the Business section of our Form 10-K nor cross-referenced the information presented in the MD&A section to the Business section. We respectfully note the Staff’s comments and we will include disclosure of the information required pursuant to Item 101(c)(1)(viii) of Regulations S-K in the Business section of our next form 10-K, for the fiscal year ending September 30, 2009.
Item 1A. Risk Factors, page 10
Comment:
4.	We note that rather than providing risk factor subheadings that briefly capture each material risk presently known to you, you have instead provided generic subtitles, such as “adverse economic conditions,” “dependence on key customers,” and “product development.” In future filings, please revise the subheadings to explain briefly but specifically why each risk is a material risk to Phoenix. Refer to the Division of Corporation Finance’s Updated Staff Legal Bulletin No. 7 for further guidance.
Response:
We note the Staff’s comments and will revise the subheadings to explain briefly why each identified risk factor is a material risk to Phoenix in future filings requiring risk factor disclosures.
Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 22
Comment:
5.	You indicate that the information called for by Item 201(d) of Regulations S-K is incorporated by reference to a section in your proxy statement entitled “Equity Compensation Plan Information.” We are unable, however, to locate in your definitive proxy statement a section with this title or the tabular disclosure called for by Item 201(d). Please advise.
Response:
The equity compensation plan-related disclosures called for by Item 201(d) of Regulation S-K were included in our prior year proxy statement (for our January 2008 annual meeting) because we had proposals relating to new and amended compensation plans, and we incorporated by reference such disclosures in our fiscal year 2007 Form 10-K. The proxy statement for our January 2009 annual meeting did not include the Item 201(d) disclosures because we did not have any proposals relating to compensation plans; however, for purposes of our fiscal 2008 Form 10-K, we inadvertently incorporated by reference a section in our proxy statement that had been eliminated. We will address this oversight by including the disclosures required by Item 201(d) in a Form 10-K/A filing.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Revenues, page 27
Comment:
6.	You indicate on page 26 that “significant changes” in your pricing policies and sales practices, among other things, favorably impacted your revenues for the fiscal year 2008. Given the 57% increase in total revenues for fiscal year 2008, please tell us what consideration you gave to discussing those significant changes and addressing in quantitative terms the extent to which material changes in revenue were due to an increase in volume versus an increase in pricing. See Item 303(a)(3)(iii) of Regulation S-K. Your disclosure should also include, if material, a discussion of the impact on your business of the pricing pressures to which you refer in various risk factors.

Response:
The significant changes to pricing and sales practices, referred to on page 26 of our form 10-K for the year ended September 30, 2008, were related to the Company eliminating the practice of paid-up licenses at the end of fiscal year 2006 in favor of Volume Purchase Agreements (“VPA”) and pay-as-you-go consumption-based license arrangements.
We considered disclosure requirements of Item 303(a)(3)(iii) of Regulation S-K; however, due to the significant change in our sales practices, it was not practicable to accurately quantify the changes in volume and average selling price. Fully paid-up licenses offered unlimited consumption rights with no visibility to the units consumed by the customer; therefore, the Company could not accurately determine volume and average selling price.
In future filings, the Company will continue to consider the disclosure requirements of Item 303(a)(3)(iii) of Regulation S-K and will provide a narrative disclosure, including a discussion on any material changes to pricing policies, in order for readers of the financial statements to better understand the reasons behind any material changes in revenues.
Comment:
7.	Your discussion of license revenues does not appear to fully explain the 62% increase in license revenues. You attribute the revenue increase to recurring VPA revenues, which seems to suggest continuity rather than growth, and initiatives to re-monetize customers, which is not explained in sufficient detail to understand how this influenced revenue growth. Further, you have not quantified the impact of these factors, nor have you addressed the impact of acquired businesses. Explain how you considered Section III.D of SEC Release No. 33-6835 in discussing each factor, and quantifying the extent of contribution of each of two or more factors, underlying material changes in reported financial statement line items. Similar concerns apply to your Form 10-Q for the fiscal quarter ended December 31, 2008.
Response:
We considered the disclosure requirements of Section III.D of SEC Release No. 33-6835 in respect of identifying and discussing factors that influenced revenue growth. The 62% increase in license revenues was due to a combination of: a) growth in the personal computer industry between fiscal year 2007 and fiscal year 2008 that led to an increase in demand for the Company’s products and, as a result, to several new VPA arrangements, and b) management’s initiative, referred to as re-monetizing customers, to convert customers from fully paid-up licenses to VPA and pay-as-you-go arrangements. Many of the Company’s customers, who in prior periods had been sold fully paid-up licenses in respect of which the Company had recognized revenue in those prior periods, continued using those licenses in fiscal year 2007 with no revenue generated for the Company. The expiration or termination of fully paid-up licenses and the conversion of those customers to VPA arrangements resulted in those customers once again paying the Company for each unit of consumption which, combined with the effect of new VPA arrangements, not only resulted in continuity of revenues but also significantly contributed towards revenue growth in fiscal year 2008.
Fully paid-up licenses offered unlimited consumption rights with no visibility to the Company of the number of units consumed by the customer; therefore, the Company could not accurately quantify the extent of contribution of each of the two factors mentioned above that influenced growth in revenues.

We respectfully submit to the Staff that we did not disclose the impact of acquired businesses on revenue growth as the combined revenue from those acquired businesses was less than 0.5% of the total revenue of the Company for fiscal year 2008, and was therefore not considered sufficiently material to warrant a separate disclosure.
We note the Staff’s comments and in our future filings we will endeavor to identify and discuss in sufficient detail factors influencing changes in financial statement line items and, where determinable with sufficient reliability, the extent of contribution of each of two or more factors underlying material changes in reported financial statement line items.
Financial Condition, page 35
Comment:
8.	Your disclosure in this section appears to be a mere recitation of changes and other information evident from the financial statements. In future filings, please revise to focus on the primary drivers of and other material factors necessary to an understanding of your cash flows and the indicative value of historical cash flows. In addition, where there has been material variability in historical cash flows, your discussion should focus on the underlying reasons for the changes as well as on their reasonably-likely impact on future cash flows. Please refer to Section IV.B of SEC Release No. 33-8350.
Response:
We note the Staff’s comments and in the Financial Condition section of our future filings, we will include necessary discussion on the primary drivers and other material factors necessary to provide a reader with an understanding of our cash flows, along with the value of historical cash flows. In case there are significant variances between the historical and current cash flows, we will also include a discussion explaining the primary reasons for the changes and their reasonably-likely impact on future cash flows.
Item 11. Executive Compensation (incorporated from Definitive Proxy Statement on Schedule 14A, filed on December 10, 2008)
Compensation Discussion and Analysis
Incentive Bonus Awards, page 15
Comment:
9.	We note that you rely in part on non-GAAP operating earnings targets in determining incentive bonus awards for the named executive officers in 2008 and 2009. We note further your statement on page 16 regarding the calculation of non-GAAP operating earnings for 2009, though the disclosure does not demonstrate precisely how the non-GAAP measure is calculated given the inclusion of such vague terms as “other costs,” for example. Please provide enhanced disclosure in future filings with respect to how the number is calculated from your audited financial statements. Refer to Instruction 5 to Item 402(b) of Regulation S-K.

Response:
We note the Staff’s comments and will provide enhanced disclosure with respect to the calculation of non-GAAP financial measures and their reconciliation with our audited financial statements in our future filings.
Comment:
10.	It appears from your disclosure that corporate performance targets, such as interim and annual revenue and earnings targets, were material to Phoenix’s executive compensation policies and decision-making processes for fiscal 2008, in particular its determination of cash bonuses for named executive officers. It further appears that you have not provided quantitative disclosure of the terms of these performance targets in reliance on Instruction 4 to Item 402(b) of Regulation S-K. In your response letter, please confirm if true, that the target information was omitted on this basis and that you have competitive harm analysis that supports your reliance on that instruction or advise.
Response:
We confirm that we did not provide quantitative disclosure of the terms of our fiscal 2008 revenue and earnings targets in reliance on Instruction 4 to Item 402(b) of Regulation S-K. The Company has been concerned that disclosure of specific performance targets could lead to misinterpretation by competitors, customers, analysts and stockholders. But upon further review of the SEC guidance in this area and consideration of the specific corporate performance targets which the Company used in determining cash bonuses in fiscal year 2008, we will in future filings disclose the historical Company revenue and earnings targets which are used to determine cash bonuses for named executive officers.
Comment:
11.	In addition, you state on page 16 that the Committee sets the target levels such that “the relative difficulty of achieving the target objectives is consistent from year to year.” In future filings, please expand such statements to provide more meaningful disclosure regarding the level of difficulty or likelihood of achieving the undisclosed target levels. Refer to Instruction 4 to Item 402(b) of Regulation S-K.
Response:
We note the Staff’s comments and will include in our future filings expanded discussion on the level of difficulty or likelihood of achieving the undisclosed target levels.
Summary Compensation Table, page 21
Comment:
12.	We note that you have included the incentive bonus payments in the bonus column (column (d)) of the summary compensation table, which is limited to discretionary bonus payments. However, it appears that because the bonus payments were made pursuant to an incentive plan and were non-discretionary in nature, those amounts should be reported in the non-equity incentive plan compensation column (column (g)). Note that the grant of an award under a non-equity incentive plan will be disclosed in the supplemental Grants of Plan-Based Awards Table in the year of grant. Please refer to Section II.C.l.b and c of SEC Release No. 33-8732A. Please confirm your understanding and provide disclosure accordingly in future filings or tell us why you believe the disclosure meets the requirements of Item 402(c)(2) of Regulation S-K.
Response:
When we prepared our proxy statement, we believed the bonus payments were properly disclosed in the bonus column (column (d)) in accordance with the requirements of Item 402(c)(2) of Regulation S-K. While Phoenix’s named executive officers (NEOs) received bonus payments in fiscal 2008 under the terms of a fiscal 2008 bonus plan that contained revenue and earnings targets for the fiscal year, the plan was completely discretionary and required the approval of the Compensation Committee of Phoenix’s Board of Directors, and the plan could be modified or terminated at any time by the Compensation Committee. In addition, all payouts under the plan to each of the NEOs during the fiscal year required the approval of the Compensation Committee, and the Committee had discretion whether or not to approve any such payouts, as well as discretion to modify any such payout amounts.
But we note the Staff’s comments and upon further review of the Staff’s interpretations of Item 402(c)(2), we will in our future filings disclose the bonus payments in the non-equity incentive plan compensation column and the supplemental Grants of Plan-Based Awards Table.
Compensation Committee Interlocks and Insider Participation, page 30
Comment:
13.	You have identified in this section only those members of the compensation committee during the last fiscal year “who are still on the Board of Directors.” Item 407(c)(4)(i) of Regulation S-K calls for the identification under this heading of each person who served as a member of the compensation committee during the last completed fiscal year, regardless of whether that person continues to serve as a director. Please ensure that you identify all such persons and provide all other disclosure required by Item 407(e)(4) for each such person.
Response:
We note to the Staff that the names of other directors who had served on the Compensation Committee during fiscal 2008 are disclosed on page 5 of our proxy statement. We will revise our disclosure under “Compensation Committee Interlocks and Insider Participation” in our amended Schedule 14A filing as follows: “The members of the Compensation Committee during the Last Fiscal Year who are still on the Board of Directors are Messrs. Clair, Barnett and Tuchman. Mr. Majteles, who resigned from the Board on October 24, 2007, Mr. Fuller, who resigned from the Board on August 12, 2008, Mr. Mutch, who resigned from the Board on September 17, 2008, and Mr. Noling, were members of the Compensation Committee during a portion of the Last Fiscal Year. No executive officer of the Company served during the Last Fiscal Year on the board of directors or compensation committee of another entity that had one or more executive officers who served as a member of the Board or Compensation Committee of the Company.”

Item 13. Certain Relationships and Related Transactions, and Director Independence (incorporated from Definitive Proxy Statement on Schedule 14A, filed on December 10, 2008)
Management Indebtedness, Certain Relationships and Related Transactions, page 31
Comment:
14.	Please expand your disclosure to discuss your policies and procedures for the review, approval, or ratification of transactions with related persons, as called for by Item 404(b) of Regulation S-K. Refer to Question 130.06 of our Regulation S-K Compliance and Disclosure Interpretations, which is available on our website.
Response:
We note the Staff’s comments and will provide disclosure under “Review, Approval or Ratification of Transactions with Related Persons” in our Form 10-K/A filing as follows:
“Our Corporate Governance Guidelines provide that our Board of Directors is responsible for establishing and maintaining governance and compliance processes and procedures to ensure that the Company is managed with the highest standards of responsibility, ethics and integrity. One of the main purposes of our Nominating and Corporate Governance Committee is to develop and monitor the corporate governance practices of the Company. Transactions between Phoenix and any director or executive officer are reviewed by the Nominating and Corporate Governance Committee. In reviewing a potential related party transaction, the Nominating and Corporate Governance Committee considers all relevant facts and circumstances to determine whether such transaction is, or is not inconsistent with, the best interests of the Company and our stockholders.

Our directors and executive officers are also subject to our Code of Ethics. Our Code of Ethics requires that our directors and executive officers not have any personal interests that adversely influence the performance of their job responsibilities and avoid situations where the director or officer takes actions or has interests that may make it more difficult to perform his or her work for the Company objectively.

The Code of Ethics advises our directors and executive officers to consult with our general counsel with respect to any actual or potential conflicts of interest.

On an annual basis and upon any new appointment of a director and executive officer, each is required to complete a Director and Officer Questionnaire, which requires disclosure of any related party transactions pertaining to the director or executive officer. Our Board of Directors will consider such information in its determinations of independence with respect to our directors under NASD Rule 4200 and the applicable rules promulgated by the SEC.

In addition, as part of our quarterly Sarbanes-Oxley compliance process, our general counsel reviews any transactions between the Company and its subsidiaries and related persons (as defined by SEC rules) that have occurred during the previous quarter and confirms that the appropriate procedures have been followed with respect to approval or ratification and disclosure of such transaction.

Each of the Code of Ethics, Nominating and Corporate Governance Committee Charter and Corporate Governance Guidelines is available on our website at www.phoenix.com.”

Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Revenue Recognition
Volume Purchase Arrangements, page 53
Comment:
15.	We note that for certain arrangements, you recognize revenues ratably over the term if the ratable amount is higher than actual consumption. Tell us when you began recognizing revenue using this method and explain how it complies with SOP 97-2.
Response:
Response:

During the term of VPA license agreements, in exchange for non-refundable minimum fees typically payable quarterly, licensees are provided the right to embed our software into a specified number of their devices (primarily Personal Computers (“PC”) and Notebooks) which are then sold directly, or through intermediaries, to consumers and businesses. Additional fees are payable when the licensee embeds software in devices in excess of the specified number in the contract. Beginning with the three month period ended March 31, 2007, the Company began recognizing revenues for such agreements ratably over the term of the agreement if the ratable amount was higher than actual consumption. Amounts recognized under this approach are further limited to amounts due and invoiced to the customers. The ratable approach is only used if there is an explicit provision in the agreement under which the license rights to embed software lapses at the end of the term.

We believe this policy results in recording revenues when fees are fixed or determinable, and the other criteria outlined in SOP 97-2 are met. We believe our determination of when fees are fixed or determinable, as reflected in our revenue recognition policy, complies with the principles underlying paragraphs 8, 14 and 30 of SOP 97-2. Although our agreements are binding with non-refundable payment terms regardless of actual consumption by licensee, management believes it is prudent to consider fees applicable to the right to embed our software into licensee’s devices in future periods as not yet being fixed or determinable since there is an inherent risk of concession. Our belief is based on the nature of our customers, who are a relatively small number of large PC and notebook Original Equipment Manufacturers (“OEMs”) and Original Design Manufacturers (“ODMs”) that are suppliers in an industry which is subject to rapidly changing customer needs and unanticipated technology changes.

Based on our interactions with the customers and on our customers’ past business practices, we believe the Company will retain amounts due and determined on a ratable basis or based on actual consumption if such actual consumption is higher, even if our customers ask for concessions. Management expects the ratable method would approximate actual consumption over the term of the arrangement and it overcomes the practical difficulty of not receiving all consumption reports immediately at the end of the accounting period. Management also believes as the periodic payments within these arrangements are extended over the term of the arrangement and intended to reflect pattern of underlying anticipated consumption, and because amounts recognized are limited to amounts due and invoiced to the customers, this method is consistent with revenue recognition for arrangement including extended payment terms for which fees are not judged to be fixed or determinable, as set forth in paragraphs 27, 28 and 29 of SOP 97-2.

Management believes this method of recognizing revenue provides the Company with an objective, verifiable and reliable basis for recognizing revenue, reflects timely the underlying economics of the arrangement, and allows the Company to effectively mitigate any potential concession risks in future periods.
Comment:
16.	We note that you discontinued using estimates of the next quarter’s consumption to recognize revenue in 2007. Please describe that change to us in more detail including how the estimates compared to actual consumption in periods prior to the one used to conclude that estimates were no longer reliable.
Response:
In periods prior to its discontinuance of using estimates of the next quarter’s consumption to recognize revenues, customers demonstrated the ability to reliably forecast the next quarter’s consumption. Management expected variances; however, such variances were isolated to few customers, were not expected to recur and were not significant enough to elevate the risk of concession in future periods with respect to the previously reported revenues. For VPA arrangements with our significant OEM/ODM customers for the three quarterly periods prior to the change, the Company noted the following aggregate variances:

Q2 06	$21K lower than forecast (0.1% of total revenue)
Q3 06	$205K lower than forecast (2% of total revenue)
Q4 06	$315K lower than forecast (4% of total revenue)
Q1 07	$1.9M lower than forecast (19% of total revenue)
The variances noted in Q2’06 through Q4’06 were sufficiently small as to be indicative of the ability of customers to reliably forecast their next quarter’s consumption. Lower actual consumption as compared with the forecast is not an error in previously reported revenues, as previously reported revenue amounts are contractually due, and it is the Company’s practice, history and intent not to provide any concessions for revenue already recognized or due under a contractual arrangement. However, management continued to view customers’ ability to reliably forecast as one of the significant factors to consider in evaluating the risk of concession in future periods with respect to revenues to be reported in the current accounting period.
During the preparation of financial statements for the three month period ended March 31, 2007, management’s analysis for our significant OEM/ODM customers revealed the $1.9 million, or 19% of total revenue, variance noted above, between the actual consumption and the estimates that had been used to recognize revenue for the quarter ended December 31, 2006. Management noted that both the reasons for, and magnitude of, the forecast miss were substantively different from those of prior periods. First, the forecast miss was not isolated to a few customers but applied to a broad customer base. Second, the magnitude of the variance was significantly more than those in prior periods.

Upon discussions with customers, management determined that the primary reason for the variance appeared to be unanticipated delays in procurement of a specific type of PC component from a specific third party vendor, which required many customers to change their production plans. Management also determined that it could be expected that such inability to reliably forecast would continue in the foreseeable future as rapid changes in production and demand within the PC/Notebook market could be expected to continue in future periods. Microprocessor and other component vendors and PC/Notebook vendors were planning to produce ever more complex technology and more special purpose models to address specific needs of customers, rather than general purpose models that address the needs of broader groups of consumers. This strategy of further increasing complex features and further segmenting the market creates inherent difficulties in forecasting demand.
Upon considering these matters, management concluded that the facts and circumstances during the three months ended March 31, 2007 had substantively changed as compared to those in prior periods. It based this conclusion on consideration of the degree of forecast variance, the reasons for customers missing their forecasts and the reasonable expectation of a continued inability of customers to reliably forecast in future periods. Management also concluded that the risk of concession in future periods was elevated and, to effectively mitigate such risk, it was no longer appropriate to use customer forecasts for the next quarter’s consumption in determining revenue.
     We trust that you will find the foregoing responsive to the Staff’s comments. If you have any further questions or comments, please contact me at (408) 570-1256.
Phoenix Technologies Ltd.
/s/ Richard W. Arnold
Richard W. Arnold
Chief Operating Officer and
Chief Financial Officer

cc:	David Edgar — Staff Accountant

Katherine Wray — Staff Attorney

Maryse Mills-Apenteng — Staff Attorney